Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 20, 2005

VIA EDGAR TRANSMISSION

Christian Sandoe
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Room 5422
Washington, D.C. 20549

Dear Mr. Sandoe:

Re:       Guinness Atkinson Funds (the “Trust”or the "Funds")
Post-Effective Amendment (“PEA”) No. 37 (the “Registration Statement”)
Filed February 24, 2005
File Nos.: 033-75340 and 811-08360

On behalf of the Trust, this letter is written to respond to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received Wednesday, April 6, 2005, on the Registration Statement. PEA No. 39 to the Registration Statement accompanying this letter incorporates the responses to your comments, as noted below.

In addition to responses to your comments, this amendment also includes certain non-material changes, as appropriate. For your convenience in reviewing the Funds’ responses, your comments and suggestions are included in bold typeface immediately followed by the Funds’ responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that, in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein and the Funds and their management are responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Trust’s responses to your comments are as follows:

PROSPECTUS

Risk Return Summary - Expense table - All Three Funds

1.	Are the Funds’ Total Annual Operating Expenses in excess of 1.98%? If so, please adjust the disclosure accordingly.

Response 1: The Funds have revised the disclosure to reflect Net Annual Fund Operating expenses pursuant to the Advisor’s contractual waiver.

Risk Return Summary - Principal Investment Strategies - Global Innovators Fund

2.	The second and third paragraphs under Principal Investment Strategies are inconsistent with respect to investments in developed stock markets and emerging stock markets. Please disclose the investment strategy of the Global Innovators Fund clearly.

Response 2: These paragraphs will be revised to read as follows:

“The Fund, when investing in companies that are positioned for advances in technology, communications, globalism or innovative management, will not be restricted to U.S. based companies. The Fund will consider all companies in the world’s developed stock markets, such as the United Kingdom and other stock markets in the European Union. The Fund also may consider investments in developed and emerging stock markets in the Far East, such as Japan, Hong Kong, China, Singapore, Korea, Taiwan, Malaysia and Thailand. Other developed and emerging stock markets such as Australia, New Zealand, South Africa, Canada and Mexico also may be considered."

“The Advisor will invest the Fund’s assets in a company’s securities without regard to the issuer’s market capitalization.”

Risk Return Summary - Principal Investment Strategies - Global Energy Fund

3.	Please add disclosure clearly defining the phrase “principally engaged”.

Response 3: The first paragraph of the Global Energy Fund’s risk return summary will include a definition of “principally engaged,” as indicated by the underlined language in the following:

“The Fund intends to invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of both U.S. and non-U.S. companies principally engaged in the production, exploration or discovery, or distribution of energy including the research and development or production of alternative energy sources. For purposes of this policy, the term “principally engaged” means that the company must derive at least 50% of its annual gross revenues from the activities listed in the previous sentence. The Fund will not change this policy unless it gives shareholders at least 60 days advance notice. The Advisor believes that growing demands on existing energy supplies, in particular petroleum-based energy supplies, could lead to higher prices for this and other traditional energy sources and the profitable development of alternative sources of energy."

Risks of Investing in Our Funds- Risks of Investing in Technology/Telecommunications Companies

4.	The disclosure regarding the Risks of Investing in Technology/Telecommunications Companies does not indicate to which Fund or Funds this risk applies. Please supplementally clarify whether this risk is for each Fund, or if it only applies to one Fund. If it applies to only one Fund, please state such in the risk disclosure.

Response 4: Please note that the last sentence of the last paragraph of “Risks of Investing in Our Funds — Risks of Investing” states as follows: “Except as noted, each of these risks applies to each Fund.” The prospectus clearly indicates two categories of risks that are applicable to particular Funds, the China & Hong Kong Fund and the Global Energy Fund. The other risks apply to all of the Funds.

Fund Management - Portfolio Management

5.	Please make sure the Prospectus includes disclosure required by Item 5 of Form N-1A.

Response 5: The Trust maintains that the disclosure included in the prospectus is responsive to this Item.

Purchasing, Exchanging & Selling - Frequent Trading or Market Timing

6.	Please describe the specific risks applicable to Fund shareholders, e.g. “foreign funds” may have particular risks that are more susceptible to market timing risks.

Response 6: Please note that the last paragraph under this section addresses the risks applicable to funds that determine their net asset values based on substantially earlier market closes.

7.	With respect to the market timing disclosure generally, please confirm whether the market timing policies apply uniformly to all investors and add applicable disclosure. If any aspect of the policy does not apply uniformly, please add specific disclosures to that effect.

Response 7: The second sentence of the second paragraph of this section will be replaced with the following two sentences:

“To discourage market timing, the Funds primarily: (a) impose fees on certain redemptions; and (b) with respect to the Asia Focus and China & Hong Kong Funds, will determine net asset value as of 12:30 a.m. in order to effectively eliminate time-zone arbitrage, as discussed further below. The Funds will uniformly reject any purchase or exchange request that the Funds regard as disruptive to efficient portfolio management.”

Additional Exchange/Redemption Information - Finances - Net Asset Value and Fair Value Pricing

8.	In the last sentence of the 2nd paragraph under Net Asset Value, please change “may” to “will”. In addition, in the fourth line of the paragraph beginning Fair Value Pricing, please change “may” to “will”.

Response 8: The Funds respond by making the requested revisions.

Privacy Policy

9.	The statement “Not a Part of the Prospectus” causes the Privacy Policy to be regarded as removed from the Registration Statement, and therefore should not be included in the documents. Please remove the Privacy Policy, or remove the statement indicating it is not a part of the Prospectus.

Response 9: The Trust will remove the Privacy Policy from the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions and Policies-Investment Policies

10.	Please add the phrase “except with respect to borrowing” where applicable.

Response 10: The Trust responds by amending the paragraph before Code of Ethics to read:

“Percentage restrictions apply at the time of acquisition, and, except with respect to borrowings, any subsequent change in percentages due to changes in market value or portfolio securities or other changes in total assets will not be considered a violation of such restrictions."

Portfolio Holdings Information

11.       A.     With respect to the reference “the Adviser or its designee”, please provide the specific entity in conformity with Item 11 of Form N-1A.

Response 11A: The Trust responds by deleting the reference to a “designee”.

B.     With respect to the reference to any “investment program” please provide more specific information about what this entails, e.g. trading, etc.

Response 11B: The Trust responds by replacing the phrase “investment program” with the phrase “securities trading”.

C.       With respect to service providers, please disclosure any requirements that information be kept confidential

Response 11C: Please note that the second paragraph under this section states that exceptions may be granted provided that, among other things, “the recipient is subject to a confidentiality agreement.”

D.       With respect to the Funds’ service providers, please disclose the length of the lag, if any, between the date of the information and the date on which the information is disclosed.

Response 11D: The Trust responds by amending the third sentence of the second paragraph of Portfolio Holdings Information to read as such:

"To prevent such parties from potentially misusing portfolio holdings information, the Trust discloses such information as of the end of the most recent calendar month end on the Trust’s website, with a lag of five to ten business days following the end of the month. The information is then disclosed to third parties after it has been made public on the Trust’s website, generally ten to fifteen days following the end of the month."

E.       With respect to the Funds’ service providers, please provide an exhaustive list.

Response 11E: The Trust responds by amending the first sentence of the third paragraph of Portfolio Holdings Information to read as such:

"In addition, the Funds’ service providers, consisting of the administrator, custodian, financial printer, legal counsel and auditors, may receive portfolio holdings information in connection with their services to the Funds."

F.        Is there any disclosure made on the funds’ website? If so, please describe.

Response 11F: The Trust respectfully refers to Response 11D of this letter.

G.          Are the Funds’ aware of any policies or procedures in place to monitor the use of information provided to third parties? If so, please describe. If not, please state supplementally.

Response 11G: To the best knowledge of the Trust, there are no policies or procedures in place to monitor the use of portfolio holdings information provided to third parties.

H.        Please disclose the manner in which the Board exercises oversight of the Funds’ disclosure of portfolio holdings.

Response 11H: The SAI will be revised to include the following:

"The Trust’s Chief Compliance Officer will review the adequacy and effectiveness of the Trust’s portfolio holdings disclosure policy (and any related procedures) at least annually and recommend changes, if appropriate, to the Board. In addition, the Board will review the adequacy and effectiveness of this policy (and any related procedures) at least annually and consider the recommendations, if any, of the Chief Compliance Officer."

I.            Please describe the procedures the Funds use to ensure that portfolio holdings disclosure is in the best interest of shareholders, including procedures to address conflicts of interest.

Response 11I: The SAI will be revised to include the following:

"The Advisor will consider any actual or potential conflicts of interest between the Advisor and a Fund’s shareholders and will act in the best interest of the Fund’s shareholders with respect to any such disclosure of portfolio holdings information. If a potential conflict can be resolved in a manner that does not present detrimental effects to Fund shareholders, the Advisor may authorize release of portfolio holdings information. Conversely, if the potential conflict cannot be resolved in a manner that does not present detrimental effects to Fund shareholders, the Advisor will not authorize such release."

J.             Please specifically disclose the identity of persons who are receiving information pursuant to any ongoing arrangements.

Response 11J: The Trust respectfully refers to Response 11E of this letter.

12.	In the description of James Atkinson’s principal occupations for the last five years, please include information for the period between March 2001 and November 2001.

Response 12: Mr. Atkinson was unemployed during this time period.

13.	Please make sure the SAI includes required disclosure required by Item 15 of Form N-1A.

Response 13: The Trust maintains that the disclosure included in the SAI is responsive to this Item.

Proxy Voting Guidelines

14.	Please be sure to include the disclosure required by Item 12(f).

Response 14: The Funds have added the requested disclosure as below:

"The actual voting records relating to portfolio securities during the most recent 12-month period ended June 30 are available without charge, upon request by calling toll-free, (800) 915-6566 or by accessing the SEC’s website at www.sec.gov. In addition, a copy of the Funds’ proxy voting policies and procedures are also available without charge, upon request by calling (800) 915-6566."

If you have additional questions, please do not hesitate to contact me at (414) 765-5344.

Sincerely,

/s/ Chad Fickett

Chad Fickett
For U.S. BANCORP FUND SERVICES, LLC

Cc:       Jim Atkinson, Guinness Atkinson Asset Management, LLP
Max Rottersman, Chief Compliance Officer, Guinness Atkinson Funds
Susan J. Penry-Williams, Kramer Levin Naftalis & Frankel LLP
George P. Attisano, Kramer & Levin Naftalis & Frankel LLP